June 7, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Pharmacyclics, Inc.
Form 10-K for the fiscal year ended June 30, 2004
Filed August 30, 2004
File No. 000-26658

Dear Mr. Rosenberg:

We respectfully submit the following replies to the comments outlined in your letter to us on May 31, 2005.

  We note that you do not disclose the principal terms of your two R&D collaborations, including the duration of these collaborations, how funding is shared, basis for expense reimbursement, R&D expense incurred for each period presented, requirements to pay development milestones and product royalties, expected completion dates and future capital funding requirements. Also, you do not disclose estimated milestone and royalty payments in your table of contractual obligations or in a note to the table explaining their exclusion. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

  We assume the two research and development ("R&D") collaborations the Staff refers to in comment 1) above are those we had with Alcon Pharmaceuticals, Inc. and Nycomed Imaging A/S. Both collaborations were terminated in 2001. Additionally, please note that we currently do not have any other R&D collaborations.

  The Alcon collaboration was terminated in October 2001, at which time all financial and performance obligations ceased for both parties. There was no financial impact during the three years ended June 30, 2004 and we last reported this transaction in our Form 10-K for the year ended June 30, 2002.

  The Nycomed collaboration was terminated in May 2001, at which time all financial and performance obligations ceased for both parties. There was no financial impact during the three years ended June 30, 2004 and we last disclosed this transaction in our Form 10-K for the year ended June 30, 2003.

  Based on the lack of on-going obligations and lack of financial impact during the three years ended June 30, 2004, we respectfully submit that disclosure of these agreements was unnecessary and not helpful to an investor's understanding of our financial performance. We therefore excluded this disclosure from our Form 10-K for the year ended June 30, 2004.

  Disclosure about critical accounting policies should allow a fuller understanding of how you determined estimates made in connection with R&D collaborations, critical factors and assumptions underlying these estimates and the potential impact on your future operations and financial condition of changes in prior period estimates. We were unable to find this disclosure in your filing. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

  As stated in our response to comment 1) above, our R&D collaborations have been terminated and we have no future financial or performance obligations. Additionally, the collaborations had no financial impact on any of the three years ended June 30, 2004. Therefore, we concluded that discussion of any such collaborations as critical accounting policies in our Form 10-K was unnecessary and not helpful to an investor's understanding of our financial performance.

  Demonstrate how the disclosed fair value of purchase awards under the Company's Purchase Plan of $5.72 in 2004, $15.06 in 2003 and $15.74 in 2002 complies with FAS 123. We note that the Company's stock price was in the range of $2.35 per share to $5.70 per share for 2003.

Our Purchase Plan includes offering periods with a 24 month "look- back" provision. In accordance with SFAS 123 paragraph 17, we compute the fair value for Purchases on the "grant date" which is the beginning of each offering period. These offering periods begin on November 1 every 24 months, the last being November 1, 2003.

The FAS 123 computed fair value per share for the offering periods affecting fiscal 2002, 2003, and 2004 (and fair market price of the stock at the beginning of each offering periods for reference) is outlined as follows:

	FAS 123 Computed Fair Value	Fair Market Price of the Stock
Offering Period Beginning 11-1-1999	$21.094	$35.125
Offering Period Beginning 11-1-2001	$15.055	$22.550
Offering Period Beginning 11-1-2003	$3.316	$5.800

As our fiscal years may overlap two offering periods, the fair value disclosed in the financial statements may be the weighted average two offering periods.

    In fiscal 2002, the computed fair value of $15.74 is a weighted average for the Offering Periods beginning 11-1-1999 ($21.094) and 11-1-2001 ($15.055);
    in fiscal 2003, the computed fair value of $15.055 is comprised solely of the Offering Period beginning 11-1-2001 ($15.055); and
    in fiscal 2004 the computed fair value of $5.72 is a weighted average for the Offering Periods beginning 11-1-2001 ($15.055) and 11-1-2003 ($3.316).

For example, you noted the Company's stock price in fiscal 2003 ranged from $2.35 to $5.70; however as set forth above, the computed fair value of the fiscal 2003 purchases was based on the fair market price of the Company's stock as of 11-1-2001, which was $22.55.

Based on this methodology, we believe our disclosures properly state the fair value of purchase awards made under the Company's employee stock purchase plan during fiscal 2002, 2003 and 2004 as outlined by SFAS 123's grant date valuation approach.

Furthermore, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that we will also file this letter to you via the EDGAR filing system. Please contact myself at 408-774-3322 or our Chief Financial Officer, Leiv Lea, at 408-774-3356, with any additional questions and/or comments related to this letter.

Sincerely,

/s/ RICHARD A. MILLER, M.D.

Richard A. Miller, M.D.
President and Chief Executive Officer
Pharmacyclics, Inc.